EXHIBIT 99.1

Just Energy Obtains Extension of Stay Period Order under CCAA and Maturity of the DIP Facility

TORONTO, Nov. 11, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSXV:JE; OTC:JENGQ), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers, announced today that the Ontario Superior Court of Justice (Commercial List) (the “Court”) has, among other things, approved (i) the extension of the stay period under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) to February 17, 2022 (the “Stay Extension”); and (ii) an amendment to the CCAA Interim Debtor-In-Possession (“DIP”) Financing Term Sheet (the “DIP Facility”) between the Company and the DIP lenders to, among other things, extend the maturity of the DIP Facility to September 30, 2022.

The Stay Extension and DIP maturity extension allow the Company to continue to operate in the ordinary course of business while pursuing a restructuring plan with its stakeholders.

In addition, further to the Company’s announcement on November 1, 2021, the Court approved Just Energy entering into a support agreement with an affiliate of Generac Holdings Inc. (“Generac”) to vote in favour of the acquisition of Just Energy’s shares of ecobee Inc. by Generac.

As previously reported, FTI Consulting Canada Inc. (the “Monitor”) is overseeing the Company's CCAA proceedings as the court-appointed Monitor. Further information regarding the CCAA proceedings is available at the Monitor’s website at http://cfcanada.fticonsulting.com/justenergy. Information regarding the CCAA proceedings can also be obtained by calling the Monitor’s hotline at 416-649-8127 or 1-844-669-6340 or by email at justenergy@fticonsulting.com.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group, Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including, without limitation, statements with respect to the CCAA proceedings as well as the sale of the Company’s ecobee shares. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the ability of ecobee or Generac to close the sale and purchase of the ecobee shares; regulatory approval of the acquisition of ecobee by Generac; the ability of the Company to continue as a going concern; the outcome of proceedings under the CCAA proceedings and similar legislation in the United States; the outcome of any potential litigation with respect to the February 2021 extreme weather event in Texas (the “Weather Event”), the final amount received by the Company with respect to the financing mechanisms to recover certain costs incurred during the Weather Event, the outcome of any invoice dispute with the Electric Reliability Council of Texas; the Company’s discussions with key stakeholders regarding the CCAA proceedings, restructuring and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.investors.justenergy.com.

Any forward-looking statement made by Just Energy in this press release speaks only as of the date on which it is made. Just Energy undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Monitor
FTI Consulting Inc.
Phone: 416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.